

Mail Stop 3720

June 23, 2009

Mr. Philip La Puma
Chief Financial Officer
Time Associates, Inc.
1580 N. Batavia #2
Orange, CA 92867

RE: **Time Associates, Inc.**
Form 10-KSB for the year ended June 30, 2008
Filed October 14, 2008
File No. 333-59114

Dear Mr. La Puma:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8A. Controls and Procedures, page 22

1.   We note that you presented management's assessment of disclosure controls and procedures for the year ended June 30, 2007. Please amend your Form 10-KSB to provide the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K as of June 30, 2008, the end of the period covered by your Form 10-KSB.

2.   It does not appear that your management has completed its assessment of internal control over financial reporting as of June 30, 2008. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

        If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

        In completing your evaluation, you may find the following documents helpful:

        •   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

        •   the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

        •   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

        Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

        Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report. In your reassessment please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

If you continue to believe that disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that support your conclusion. Alternatively, please amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures. i.e., that DC&P were not effective as of the end of the fiscal year.

3.   Please amend your Form 10-KSB to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting in accordance with paragraph (b) of Item 308T of Regulation S-K.

Form 10-Q/A for the Nine Months Ended March 31, 2009

Item 4T. Controls and Procedures, page 12

4.   In future filings revise the disclosure of the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures to clarify that the assessment was performed as of the end of the period covered by your Form 10-Q, as required by Item 307 of Regulation S-K.

5.   In future filings disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to paragraph (b) of Item 308T of Regulation S-K

Certifications Exhibits 31.1 and 31.2

6.   In future filings please revise the certifications of your Principal Executive
        Officer and Principal Financial Officer to include the exact introductory language
        of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of
        Regulation S-K.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments through
correspondence over EDGAR within 30 business days or tell us when you will provide us
with a response. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director